Exhibit 11.1

Computation of Earnings per Share

September 30, 2007
Basic:

Net loss	($390,457)

Average shares:
Common shares issued	98,999,788
Average shares outstanding	97,226,805

Net income per common share, basic	($0.00)

Diluted:

Net Income	($390,457)

Average shares:
Common shares issued	111,366,288
Average shares outstanding	97,226,805

Net income per common share, diluted	($0.00)